

August 5, 2015

Brian F. Lilly
Chief Financial Officer
National Bank Holdings Corporation
7800 East Orchard, Suite 300
Greenwood Village, Colorado 80111

      Re: **National Bank Holdings Corporation**
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed February 27, 2015
            File No. 001-35654

Dear Mr. Lilly:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Gus Rodriguez

            Gus Rodriguez
            Accounting Branch Chief